Jefferies LLC

520 Madison Avenue

New York, New York 10022

February 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ruairi Regan

Re:	Paloma Acquisition Corp I

Registration Statement on Form S-1

Filed January 30, 2026, as amended

File No. 333-293083

Dear Ladies and Gentlemen:

On February 13, 2026, the undersigned, as the representative of the several underwriters, joined in the request of Paloma Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on February 17, 2026, or as soon thereafter as practicable, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. Paloma Acquisition Corp I is no longer requesting that such Registration Statement be declared effective at this time, and we hereby respectfully withdraw our acceleration request dated February 13, 2026.

* * *

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

[Signature Page to Underwriters’ Withdrawal of Acceleration Request]